Evraz to Acquire Oregon Steel Mills for US$2.3 Billion

Luxembourg and Portland, Ore., November 20, 2006 – Evraz Group S.A. (LSE: EVR) (”Evraz”) and Oregon Steel Mills (NYSE: OS) (“Oregon Steel”) today announced that they have signed a definitive agreement under which Evraz will acquire Oregon Steel for $63.25 per share, or an aggregate price of approximately $2.3 billion. The offer price of $63.25 per share represents a premium of 22.3% to Oregon Steel's three-month volume weighted average stock price or a premium of 30.3% to its six-month volume weighted average stock price.

Under the terms of the agreement, a newly formed Evraz subsidiary will make a cash tender offer for all shares of Oregon Steel common stock and then merge with Oregon Steel. The board of directors of Oregon Steel has unanimously recommended that the shareholders of Oregon Steel accept the offer.

The offer, which is expected to commence during the week of November 27, 2006, will be subject to customary conditions, including anti-trust and other regulatory clearances and the acquisition by Evraz of a majority of Oregon Steel’s shares. The offer will be followed by a merger at the same price. Upon completion of the transaction, Oregon Steel will become a subsidiary of Evraz.

“We are pleased to announce another transaction in line with our long-term strategy to develop higher value downstream markets complementary to Evraz slab production. This transaction will provide compelling benefits to both Evraz and Oregon Steel,” said Alexander Frolov, Evraz chairman. “The acquisition of Oregon Steel represents a solid platform for Evraz as a footprint in North America, one of the most important markets globally. This will secure an important place on the attractive plate market and in the expanding pipe business in North America. The combined company will also be the leading rail producer globally. Oregon Steel will benefit from having a reliable source of slabs, a necessity in the steel business. We are excited to bring together these two companies, which combined will enjoy exposure to some of the fastest growing, most profitable steel segments. Together, we will form a world-class company with efficient operations, diverse revenue streams and high margins.”

Jim Declusin, Oregon Steel Mills president and chief executive officer, said: “Our management team and employees have successfully executed the strategy that was set forth three years ago and have delivered significant growth in sales and profitability, while investing in our facilities and expanding capacities. Over that period, we have created significant value for our shareholders increasing our share price by 1,802%, peaking at an all-time high of $58.96. We believe that this offer represents an attractive opportunity for Oregon Steel’s shareholders to realise the value of their investment in the Company. We are pleased to join with Evraz and become part of a leading global steelmaker with complementary strengths and markets. In the current steel environment, it is important to gain scale and expand market presence through consolidation. This combination will provide us with the critical elements, including a secure source of slabs and additional financial resources, needed to compete in new and growing markets. We believe that this transaction will create new opportunities to share technology, research and development and enhance our combined leading positions in products such as rail.”

Evraz believes that the combination will allow both companies to realise operating synergies based on steady supplies of high quality slabs from Evraz steel mills. Furthermore, Evraz anticipates Oregon Steel’s highly efficient pipe operations will provide it access to the expanding North American oil and gas markets. The combined company will produce over 16.8 million tonnes1 of crude steel and will have over 17.4 million tonnes1of steel shipments in 2006.

Evraz expects that Oregon Steel will maintain its head office in Portland, Oregon, and does not expect any material changes to its personnel following the completion of the transaction.

Credit Suisse is acting as exclusive financial advisor to Evraz and will be the dealer-manager for the tender offer. UBS Securities LLC is acting as lead financial advisor to Oregon Steel in the transaction, and KeyBanc Capital Markets delivered a fairness opinion to Oregon Steel’s board of directors. Cleary Gottlieb Steen & Hamilton LLP is acting as legal counsel to Evraz, and Covington & Burling LLP and Schwabe, Williamson & Wyatt, PC are acting as legal counsel to Oregon Steel.

The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Oregon Steel. At the time the tender offer is commenced, Oscar Acquisition Merger Sub, Inc. and Evraz intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Oregon Steel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Oscar Acquisition Merger Sub, Inc., Evraz and Oregon Steel intend to mail these documents to the stockholders of Oregon Steel. These documents will contain important information about the tender offer and stockholders of Oregon Steel are urged to read them carefully when they become available. Stockholders of Oregon Steel will be able to obtain a free copy of these documents (when they become available) at http://www.evraz.com/ and http://www.osm.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Evraz by contacting Evraz at ir@evraz.com or +7-495-2321370, attention: Investor Relations, or from Oregon Steel by contacting Oregon Steel at +1 503 240 5223 attention: Investor Relations.

Forward Looking Statement

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Evraz’s and Oregon Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Oregon Steel into Evraz’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Oregon Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Oregon

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1  1 (metric) tonne equals 1,000 kilograms, or 2,204.6 pounds

Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2005. Oregon Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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For further information:

Evraz Group

Corporate Affairs and Investor Relations

Irina Kibina

Tel: +7 495 232 1370

IR@evraz.com

Edelman, for Evraz:

John Dillard / Gina Sorice

Tel: +1 212 704 8174 / 8243

e-mail:

john.dillard@edelman.com

gina.sorice@edelman.com

Oregon Steel Mills, Inc.

Ray Adams

Vice President of Finance and Chief Financial Officer

Tel: +1 503 240 5223

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2005, Evraz Group produced 13.9 million tonnes of crude steel. Evraz Group’s principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy and Vitkovice Steel in the Czech Republic. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and Neryungriugol coal company and equity interests in the Raspadskaya and Yuzhkuzbassugol coal mines. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates its access to Asian export markets. Evraz vanadium operations comprise Strategic Minerals Corporation, USA, and a 24.9% equity interest in Highveld Steel and Vanadium Corporation, South Africa.

For further information visit www.evraz.com

Oregon Steel Mills, which is headquartered in Portland, Oregon, is organized into two divisions. The Oregon Steel Division produces as-rolled and heat-treated steel plate, coil, welded pipe (both large and small diameter line pipe and casing) and structural tubing from plants located in Portland, Oregon, and Camrose, Alberta, Canada. The Rocky Mountain Steel Mills Division, located in Pueblo, Colorado, produces steel rail, rod and bar, and seamless tubular products.

For further information visit www.osm.com